Exhibit 99.1

YAMANA GOLD PROVIDES EXPLORATION UPDATE

TORONTO, ONTARIO, September 6, 2016 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) herein provides an update on several of the exploration programs at its Chapada, Jacobina, Gualcamayo, Minera Florida and Monument Bay properties.   The primary goals of the Company’s exploration programs are to discover and develop new Mineral Resources, and to upgrade Mineral Resources to Mineral Reserves at the Company’s operations.   New discoveries at existing mines are the optimal way to create sustainability, growth and long term value.   Results to-date from the 2016 exploration programs are encouraging at all levels including target generation, exploration drill testing, and Mineral Resource infill and ore delineation programs.   Select highlights for the aforementioned properties are provided as follows:

CHAPADA HIGHLIGHTS

•	The 2016 exploration program continues to demonstrate the growth potential at Chapada and suggest a larger system of mineralization than was initially envisaged;
•	Currently gold and copper mineralization has been identified along a 15 kilometre trend from Santa Cruz in the southwest through the Chapada mine complex to Suruca in the northeast;
•	Drilling at Sucupira is supporting Mineral Resource growth with results returning some of the highest gold and copper intersections discovered on the Chapada property to date;
•	District exploration is developing the Mineral Resource potential at the newly discovered Formiga deposit and testing other highly prospective targets; and
•	Delineation and Mineral Resource expansion drilling at Suruca is supporting a path towards production for the near surface oxide gold only deposit.

JACOBINA HIGHLIGHTS

•	The mine delineation and exploration drill programs at João Belo, Canavieiras Norte, Canavieiras Sul, and Morro do Vento continue to report multiple intercepts of above average grade over potentially mineable widths;
•	The average grades and widths of four mineral reefs at Canavieiras Sul well exceed expectations with average grades for all four mineral reefs in excess of 6.0 grams per tonne (“g/t”) gold across drill intercepts of approximately three metres; and
•	Exploration drilling at the Canavieiras Norte mine has hit mineralization in the Main Reef one kilometre below historic artisanal mining, supporting the long term growth outlook for Jacobina.
GUALCAMAYO HIGHLIGHTS

•	Surface exploration at Gualcamayo is returning positive results that support the long term outlook for the property and the potential to extend mine life by increasing the size of the oxide Mineral Resource that is amenable to the current heap leach process;
•	Infill drilling at the Las Vacas deposit, 2 kilometres northwest of the QDD Main pit, has returned positive results that support Mineral Resource growth and the deposit remains open along strike; and
•	Exploration drilling at the Cerro Condor and Potenciales targets located on the flanks of the QDD Main pit wall has discovered gold mineralization thought to be extensions of the ore mined from the QDD Main pit. These new deposits have the potential to be brought into the near-term production profile.
MINERA FLORIDA HIGHLIGHTS

•	The focus of the exploration program has shifted from a Mineral Resource infill program to a Mineral Resource discovery and growth program during 2016;
•	Drill results to-date confirm extensions to depth and along strike of the Lorena, Lissette and Tribuna veins within the core mine; and
•	District exploration continues to identify and develop through surface geologic mapping and geochemical sampling, numerous auriferous quartz veins that suggest the potential for long term Mineral Resource and Mineral Reserve growth.
MONUMENT BAY HIGHLIGHTS

•	Results from the winter drilling program which focused on developing continuity of the high grade mineral shoots was successful in intersecting significant gold mineralization on the projected trends in 20 out of 27 holes drilled; and
•	The fall drilling program will focus on further definition drilling and testing down-plunge extensions of high-grade zones.

Page | 2

Peter Marrone, Chairman and Chief Executive Officer of Yamana commented as follows: “Exploration is the lifeblood of a mining enterprise and we are pleased that our exploration efforts are continuing to return impressive results across our portfolio.   These results, most notably at Chapada and Gualcamayo, demonstrate the potential within our portfolio to improve our production profile and create value at existing operations.   At Chapada, we are continuing to discover and develop multiple ore bodies and deposits, and that speaks directly to the long term potential and optionality we have at this cornerstone asset.   At Gualcamayo, we have made a number of distinct discoveries with the potential that they may connect beneath and behind the existing pit, and represent a significant increase in mineable oxide Mineral Resources, which are expected to contribute to a meaningful increase in mine life.  Results from Monument Bay, Yamana’s first 100% owned Canada project, returned positive results in proving geologic concepts on high-grade distribution, which provides encouragement for on-going district exploration.”

Chapada, Brazil

The Chapada mine, located in central Goias State, Brazil, has been in operation since 2007 producing a gold and copper concentrate at a historic annual production rate generally in the range of 105,000 to 150,000 ounces gold and 120 to 150 million pounds copper.  To sustain and grow current production levels, the Company has allocated a $6.0 million exploration budget for 2016.  The overall budget supports local mine infill and exploration drill programs along with district scale exploration work that includes mapping, soil sampling and drill testing of developed targets.

The Company has completed 23,477 metres distributed in 172 holes in the near mine exploration and core mine infill programs through the end of July, 2016.  The near mine program focused on defining and expanding the Sucupira Mineral Resource immediately adjacent to the main Chapada pit, testing and developing an IP anomaly immediately beneath the pit and testing for extensions of the oxide mineral envelops at Suruca and Hidrothermalito.  The core mine infill program is concentrating on providing increased grade definition of the ore zones for selective mining purposes.  Results are encouraging from all programs (Figure 1).

Page | 3

CHAPADA MINING DISTRICT
Granite
Diorite
Tonalite
Amphibolite
Amphibolte with propilitic alteration
Biotite-feldspar schist , Muscovite-biotite schist
Magnetite clorite schist
Calco-silicatic rocks
Ultramafic Rocks
Biotite amphibole gneiss
Garnet Biotite Gneiss
Chemical sedimentar sequence
Metasedimentar rocks
Metatuffs
Lava Flow metamorphosed
Hydrotermalized Metavulcanic rocks
Cianite schist
Quartzites, cianitites
Mus-fds-qtz xisto com bt subordinada
Muscovite-quartz schists
Campinorte Complex
Delineation Stage Targets
Yamana Mineral Concessions
FORMIGA
SURUCA
SUCUPIRA
CORPO SUL
CHAPADA
HIDROTERMALITO
SANTA CRUZ
N
W
E
S
4
2
0
4 km

Figure 1: Plan view location map of the Chapada Mining District with deposit locations.  The solid red line defines the Chapada and Corpo Sul mining operations.

At Sucupira (Figures 2 and 3), drilling continues to define a cigar shaped mineral body that is elongated along the same trend as the main Chapada deposit..  Drilling has returned continuous gold and copper values along a strike length of 1,700 meters with drill hole intercept lengths of between 9 and 180 meters for the low grade halo and intercept lengths ranging from 6 to 38 metres for the high grade core.  An example of Sucupira mineralization is represented by results from hole NM-184 which returned 111.2 metres of 0.26 g/t Au and 0.42% Cu from 182 metres hole depth and a second interval of 24.66 metres of 0.39 g/t Au and 0.35% Cu from 304 metres hole depth.  Included in the interval beginning at 182 metres are higher grade intercepts of 6.26 metres of 0.60 g/t Au and 0.86% Cu; 13.74 metres of 0.98 g/t Au and 1.05% Cu.  The second interval beginning at 304 metres includes a high grade core of 8.72 metres assaying 0.86 g/t Au and 0.64% Cu.   A list of select drill results can be found in Table 1 below.

Page | 4

   .
Figure 2: Sucupira long section with drill hole traces and low grade mineral envelope based on drilling to date.

Chapada Open Pit and
Sucupira Drill Holes
Recent Holes
Exploratory Holes
Chapada Open Pit Reserves
NM-150
NM-128
NM-152
NM-124
NM-158
NM-127; NM-130
NM-146
NM-144
NM-138
NM_185
NM-133
NM-118; NM-183
NM-132
NM_159
NM-162
NM-177
NM-119
NM-173;
NM-184
NM-181
1.7 Km
N
W
E
S
500
250
0
500 m

M-32

Figure 3: Plan view of the Sucupira drill hole collar locations and the current outline in red of the Chapada Main Pit.
Page | 5

Drill testing to explore for extensions of the Chapada ore body have shown positive results immediately beneath the current pit (Figure 4, Table 2).  Holes NM-159 intersected 53.17 metres of 0.16 g/t Au and 0.29% Cu from 41.83 metre hole depth and hole NM-183 intersected 37.62 metres of 0.20 g/t Au and 0.24% Cu, both immediately beneath the ultimate pit boundary.   To put into context these compare to current head grades being processed at the Chapada mill in the order of 0.29 g/t Au and 0.32% Cu. The Chapada deposit is open to the southeast and will be further tested in the second half of 2016.

The Suruca gold deposit is located 8 kilometres NE of the main Chapada pit and contains probable reserves of 1.032 million gold ounces contained within 58.9 million tonnes at a grade of 0.55 g/t Au.  The near surface portion of the deposit is oxidized and is amenable to extraction using conventional heap leach technology.  A $1.9 million budget was approved in July to execute a 20,000 metre drill program that will delineate the oxide boundary of the deposit with a drill grid spacing on 35 meter centers .  The program is underway and expected to be complete by December, 2016 and will support the completion of a feasibility study by  early to mid-2017.

Figure 4: The figure above is a cross section view of the Chapada Open Pit with depictions of the Sucupira mineralization and mineral intercepts in yellow highlights superimposed on the drill hole traces beneath the pit.
Page | 6

The District exploration program at Chapada is targeting the discovery of new deposits within the extensive concession holdings surrounding the Chapada deposit and exploring holdings distal to the Chapada Mine which present similar geologic, geochemical and geophysical characteristics within the Mara Rosa Greenstone Belt.  The program has completed 3,476 metres distributed in 23 holes year to date.

During the first half of 2016, drilling has focused on the Formiga target located 15 kilometres northeast of the mine.  The Formiga copper-gold mineralization occurs as a high grade core of copper and gold, commonly presented as massive chalcopyrite accompanied by varying amounts of disseminated bornite, pyrrhotite and pyrite, enveloped by a low grade halo of copper and gold mineralization, similar in geometry to Sucupira.  The deposit occurs within similar meta-diorite and meta-sedimentary sequences found at the Chapada complex.  Results to date are impressive (Table 3) and indicate that further drilling is required to define the extent of mineralization.   Early in the third quarter, the exploration program transitioned to drill testing other targets generated within the Mara Rosa Belt, including Curicaca, Bom Jesus Central, Taquarucu and others.   Results are pending.

Jacobina, Brazil

The Jacobina gold deposit is located in the east central section of Bahia State of Northern Brazil.  Gold mineralization in the “Serra do Jacobina” mountains was first discovered in the 17th century and mining in the region has occurred since that time.  Modern mining techniques and extraction of the gold deposits began in the 1970’s and the Company continued and expanded these efforts following acquisition of the mine in July of 2006.

The geologic and depositional setting has been compared to the Witwatersrand Basin-type deposits found in South Africa, well known for large, multi-million ounce gold deposits and sustained production history.  The Jacobina deposits are found within the southern portion of a north-south aligned mountain range comprised of Paleoproterozoic age conglomerate, schist and quartzite that continue for over 200 kilometres.  The company controls a significant portion of this belt, with exploration efforts concentrated around current operations.

At Jacobina, the ore delineation and exploration programs have provided important detailed mineral reserve data to aid in mine planning and sequencing of the known ore deposits and have also encountered additional new potential Mineral Resource bodies.  The Company has budgeted $4.5 million to complete the exploration program during 2016 which includes 36,000 metres of mine delineation and infill and exploration drilling.  Approximately 22,200 metres of drilling is complete to date with many of the holes returning multiple zones of above average grade gold intercepts over potentially mineable widths (Figure 5, 6 and Table 4).  Exceptional results are found within all targets tested and within the upper and lower reef sequences.
Page | 7

332000
334000
336000
8758000
8756000
8754000
8752000
Legend
Drill Holes
Faults
Thrust Faults
Lithology
Ultramafic Intrusive
Mafic Intrusive
Rio do Ouro Formation
Upper Maneira
Quartzites
Maneira Reef
Holandes Reef
Upper Quartzite
SPC/LU/MU/MSPC Reefs
Schist
Middle Quartzite
Main Reef/Basal
Lower Quartzite
Basement
CAN821, CAN827
CAN834, CAN847
CAN852, CAN854
CAN857, CAN858
CAN866, CAN870
Canavieiras Norte
CAS113, CAS114
CAS119, CAS138
CAS167, CAS169
CAS208, CAS77
CAS85, CAS86
Canavieiras Sul
Morro do Cuscuz
MCZ338, MCZ342, MCZ357,MCZ359
MCZ363, MCZ364, MCZ366,MCZ373
MCZ374, MCZ376
MVT1390, MVT1401
Morro do Vento
MVT1322, MVT1332, MVT1370, MVT1378
MVT1427, MVT1433, MVT1440, MVT1463
JBA2023, JBA2028,
JBA2031, JBA2038
JBA2044, JBA2048
JBA1977, JBA1984,
JBA2006, JBA2020
João Belo
N
0 0,2 0,4 0,8 1,2 1,6
Kilometers
Exploration JMC
YAMANAGOLD

Figure 5: Plan view of the Jacobina Mine Complex showing geology, deposit locations and 2016 exploration drill hole locations.

Page | 8

Figure 6: North to south long section of the main ore bodies that comprise the Jacobina mine complex, with exploration drill hole numbers and locations annotated.

Canavieiras Norte and Sul

Geologists have tracked and calculated the average grade and widths of four impressive  reefs that are found at Canavieiras Sul based on a minimum of 100 drill hole intercepts and a minimum intercept of 1 metre.  The MSPC reef averages 6.35 g/t Au over 3.9 metres, the LVL reef averages 8.32 g/t Au over 2.7 metres, the MU reef averages 7.01 g/t Au over 3.4 metres and the LU reef averages 8.10 g/t Au over 3.2 metres.  These widths and grades should support long term Mineral Resource and Mineral Reserve growth as exploration and mining activities are further developed in the Canavieiras reef complex.  An example of the robust results is presented in Figure7.

Page | 9

Figure 7: Canavieiras Sul cross section with geology, drill hole traces and assay results.

In addition, exploration hole CANEX06 cut 1.95 metres of 5.20 g/t Au from 832.2 metres hole depth and 2.40 metres of 12.28 g/t Au from 941.0 metres hole depth (Figure 8). This opens up the Jacobina deposit locally and along strike to the north, providing near and long term growth opportunities

Page | 10

Figure 8: Schematic geological section of Serra do Córrego mine and the best composites of CANEX06 drill hole. The artisanal mines represented on section coincide in surface with good grades intercepted by CANEX06 in depth.

The goals of ore delineation for mining purposes are being accomplished, with current developed Mineral Reserves approaching 6 months of production.  The goal is to ultimately reach greater than 12 months of developed Mineral Reserves ahead of production.   Exploration will now add Mineral Resource growth to the list of goals, and will be testing and expanding the margins of known deposits, and developing new targets for long term sustainability and growth.

Gualcamayo, Argentina

The Gualcamayo mine is located in Argentina in the north-central portion of San Juan Province and has been in continuous operation since 2008.   Mineralization at Gualcamayo is formed as sediment-hosted disseminated gold deposits, disseminated gold along fracture zones overprinting sulfide bearing skarn alteration and as disseminations in porphyry intrusive stocks.

The initial 2016 exploration budget of $4.0 million was earmarked primarily for Mineral Resource infill drilling within the QDD Main pit and the underground mine areas, infill and limited deep drilling of the Las Vacas mineral body.

Page | 11

At Gualcamayo, exploration drilling that commenced in late 2015 to discover and develop new oxide ounces amenable to current heap leach processing technology continued into early 2016.  The program focused on near mine targets and included the collection of 10 metre channel samples for geochemical analysis (Figures 9 and 10).  Very positive results were returned from two areas immediately adjacent to the current open pit.  The Cerro Condor target is located along the eastern rim of the QDD Main pit wall and was defined by channel sample results including 60 metres of 2.57 g/t Au and 10 metres of 9.19 g/t Au.  The Potenciales target, located along the western flank of the pit wall was defined by numerous channel sample results, including 10 metres of 10.5 g/t Au and 10 metres of 13.28 g/t Au.  Given these impressive surface results, a $3.5 million budget increase was approved in the first quarter for drill testing.  Results of these drill programs have been very positive (Tables 5 and 6) and further drilling is planned for 2016 to expand these new discoveries.

Both of these new discoveries are significant in that they may define new oxide mineral resources and allow for pit wall lay backs to exploit more of the QDD Porfundo resources.   An updated Mineral Resource and Mineral Reserve from the new discoveries and QDD Profundo will be completed in the first quarter of 2017.  While the Deep Carbonates project represents a large ore body, the Company is not currently allocating exploration funds to the deposit as the focus is on evaluating mining method and metallurgy.

Page | 12

2533750 2534000 2534250 2534500 2534750 2535000 2535250 2535500 2535750 2536000 2536250 2536500 2536750 2537000 2537250
6715250 6715000 6714750 6714500 6714250 6714000 6713750 6713500 6713250 6713000 6712750 6712500 6712250 6712000 6711750 6711500
N
W
E
S
Sector Potenciales
Sector C° Condor
Legend
Muestras
Au ppm
-5 - 0.359
0.36 - 0.99
1 - 2.99
3 - 4.99
5 - 100
0 150 300 600 900 1 200
Meters
YAMANAGOLD
Minas Argentinas S.A.
Muestras Enero2016
Dibujo J. Vargas

Figure 9: Aerial view of the QDD Main pit at Gualcamayo located the proximal Cerro Condor and Potenciales deposits.

Page | 13

Figure 10: View from the Potenciales target to the east showing the QDD Main pit high-wall at Gualcamayo locating the QDD structural zone, QDD Profundo (deep) deposit and Cerro Condor target locations.

Stepping 2 kilometres to the northwest of the QDD Main pit, the exploration team conducted follow up infill drilling of the Las Vacas target during the first half of the year yielding positive results such as 10 metres of 2.01 g/t Au in hole 16LVR-052 and 38 metres of 0.86 g/t Au in hole 16LVR-053 (Table 7).  The initial results of this program indicate that portions of this near surface oxide deposit will be amenable to the current leaching and gold extraction circuit.

To support long term discovery and growth at Gualcamayo, the exploration team has developed and prioritized over 29 areas to explore based on proximity to the mine, favorable geology, geochemistry, geophysics and remote sensing characteristics, size potential and accessibility.  Exploration of five highest priority targets is underway and with support from the mine and regional exploration staff.

Minera Florida, Chile

Minera Florida is located within the Coastal Cordillera in the Metropolitan Region of Central Chile.  The gold, silver, zinc polymetallic deposit is hosted by quartz veins and stockwork developed in Cretaceous age andesite tuffs and other volcaniclastic units intruded by an Early Eocene granodiorite batholith.  Modern mining at the Pedro Valencia Mine has occurred continuously since 1986 using underground mining and extraction techniques, producing an initial 40,000 to 50,000 ounces of gold plus by-product silver and zinc per annum to 112,580 ounces of gold and 660,997 ounces of silver in 2015.
Page | 14

Exploration activities in 2016, changed from a focus of infill and reserve replacement in 2015 to a focus of Mineral Resource discovery and growth.  A combined $9.0 million operational and capital expenditures budget, including a $1.8 million increase related to drilling at Tribuna Este, was approved to extend known deposits in the core mine areas along strike and to depth, and to venture into new areas outside of the core mine area to develop mineral anomalies identified in prior exploration programs.  In addition, surface exploration mapping and sampling accelerated in 2015 and continued into 2016 due to early success of identifying numerous quartz vein trends and gold anomalies that are proposed to be linked to producing vein structures at depth.

Results to date have confirmed mineral extensions to depth and along strike at the Lissette and Tribuna Central targets within the core mine area (Figure 11).   Important intervals exposed to date at Lissette include 9.2 g/t Au over 3.15 meters in ALH1805, 17.5 g/t Au over 2.77 meters in ALH1808 and 7.6 g/t Au over 9.96 meters in ALH1822 (Table 8, Figure 12).  Surface mapping and geologic interpretation of results within the core mine area have led to drill testing the Lorena and Tribuna Este targets.  Positive results from both targets (Tables 9 and 10) supported the development of a tunnel which will provide access to further drill test and develop these targets.  Assays returned from the Lorena targets include 4.3 g/t Au, 9.0 g/t Ag and 3.61% Zn over 2.98 metres in ALH1768 and 8.7 g/t Au, 50.0 g/t Ag and 1.14% Zn over 3.64 metres in ALH1771.  Tribuna Este hole ALH1764 returned 3.3 g/t Au, 19.0 g/t Ag and 3.2% Zn which supports the theory of a continuation of the Tribuna mineralization east of the Maqui Fault.

The Company has demonstrated that fault offset targets of important ore bodies found within the Core Mine Complex are present east of the Maqui Fault, and that new extensions within the Core Mine Complex will continue to provide growth of Mineral Resources and Mineral Reserves and surface investigations yet untested at Minera Florida have a high likelihood of new discoveries in the coming months and years.

Page | 15

Figure 11: Plan view of the core Minera Florida mine are (white) locating infill and exploration targets in yellow and red stars.  Please note the extension exploration work is on-going along the margins of the infill targets as well.

Page | 16

317450E
317500E 6236350N
317550E
317600E
317650E 6236300N
317700E
950 Z
900 Z
850 Z
800 Z
750 Z
700 Z
ALH1808
2.77@18.9
ALH1805
3.15@9.5
ALH1812
1.92@7.6
ALH1815
0.44@2.6
ALH1783
1.47@12.8
ALH1819
7.00@5.4
ALH1822
9.96@8.7
ALH1875
(Pending Assay)
Mined
Ore Body
PREVIOUS DRILLHOLE
ALH1819
7.00@5.4
Length(m) @ Au Eq(g/t)
NEW DRILLHOLE
ALH1875
(Pending Assay)
Hz.Width(m) @ Au Eq(g/t)
LONGITUDINAL SECTION
LISSETTE INFERIOR VEIN
JULY-2016

Figure 12: Cross section of the Lissette deposit (yellow) and extensions to depth and along strike noted in blue text with assay results.

 Monument Bay

The Monument Bay Project, located in eastern Manitoba, Canada, is the primary property of several Canadian properties that the Company acquired in 2015.  The Monument Bay Project hosts an Indicated Mineral Resource of 1.787 million ounces of gold contained in 36.58 million tonnes at a grade of 1.52 g/t Au and an Inferred Mineral Resource of 1.781 million ounces of gold contained in 41.97 million tonnes at an average grade of 1.32 g/t Au.  The Monument Bay deposits are hosted in the Stull Lake Greenstone Belt comprised by three volcanic assemblages, ranging in age from 2.85 to 2.71 Ga.  Gold and tungsten mineralization occurs along the steeply north dipping Twin Lakes Shear Zone and the AZ Sheer Zone.

Page | 17

The 2016, $6.0 million exploration program has focused on improving the drill density within the high grade mineralized shoots on the eastern portion of the Twin Lakes deposit.  A total of 27 holes totaling 7,850 meters were completed during the winter campaign.

Assay results received to-date are consistent with expected gold grades, based on the current geologic model.   The majority of the Q1 high-grade drill intercepts are located within the eastern portion of the Twin Lakes deposit, within multiple sub-parallel lenses occurring along  a strike length of 425 meters (506100E – 506525E), vertical range of 350 meters and are locally open to depth (Figures 13 and 14).

Significant Q1 assay results (at a 2.0 and 5.0 g/t Au cutoff) are summarized in Table 11 below.  Of note was hole TL-16-575, which intersected two separate zones with +600.0 g/t Au (uncut) over 0.5-0.65 m widths.  These are the highest gold grades encountered in the project to-date.   Other positive results include 9.7 meters of 8.26 g/t Au in TL-16-580, 6.0 meters of 16.29 g/t Au in TL-16-581, 2.2 meters @ 16.71 g/t Au in TL-16-583, 2.9 meters @ 16.05 g/t Au in Tl-16-596 and 8.7 meters @ 7.58 g/t Au in hole TL-16-590.

The summer land-based drill program is currently underway with the goals of infilling and extending the high grade shoots to depth.

Page | 18

Monument Bay - Twin Lakes Deposit

YAMANAGOLD

Plan View of 2016 diamond drill holes

Section
506375E
TL-16-593
TL-16-582
TL-16-584
TL-16-581
TL-16-575
TL-16-585
TL-16-590
TL-16-592
TL-16-595
TL-16-569
TL-16-570
TL-16-572
TL-16-571
TL-16-587
TL-16-589
TL-16-594
TL-16-578
TL-16-573
TL-16-586
TL-16-588,
576, 577
200 m
N

Surface projection of mineralized zones

Figure 13.  Location of drill collars from 2016 drilling in the Monument Bay Twin Lakes Deposit.

Page | 19

Monument Bay: Twin Lakes Cross-section 506375E

YAMANAGOLD

Multiple sub-parallel structures with high-grade gold values (1)

3.68 gpt/ 16.0m
7.08 gpt/ 27.0m
5.54 gpt/ 3.0m
163.90 gpt/ 2.8m
634.50 gpt/ 0.5m
13.69 gpt/ 4.8m
4.02 gpt/ 2.7m
10.04 gpt/ 2.0m
5.56 gpt/ 2.0m
4.55 gpt/ 2.1m
37.6 gpt/ 2.5m
TL-16-573
TL-14-526
TL-16-575
TL-03-115
90-16
TL-04-190
TL-04-195
TL-04-200
TL-07-362
Open
Open
E9
E1
E7
Structure continues; anomalous Au
100 m
2016 drill results in red
View looking west; 11 meter section width

HOLE-ID	FROM	TO	Length	Au (gpt)	Zone
90-16	276.20	279.60	3.40	1.86	E1
90-16	323.40	328.20	4.80	13.69	E9
TL-03-115	240.50	243.10	2.60	2.16	E1
TL-03-115	308.90	310.90	2.00	10.04	E9
TL-04-190	265.20	267.20	2.00	5.56	E7
TL-04-190	338.00	340.10	2.10	4.55	E1
TL-04-190	360.00	362.70	2.70	4.02	E9
TL-04-195	282.65	285.10	2.50	37.60	E7
TL-14-526	62.00	89.00	27.00	7.08	E7
TL-16-573	41.75	57.70	16.00	3.68	E7
TL-16-575	153.00	156.00	3.00	5.54	E7
TL-16-575	171.25	174.00	2.80	163.90	E1
TL-16-575	261.10	261.60	0.50	634.50	E9

* Assays are uncut

1. Refer to Yamana's Sep. 6, 2016 press release for additional details, including detailed drill results.

Figure 14.   Twin Lakes cross section 506375E, showing favorable comparison of 2016 results with historic drilling.

Page | 20

TABLES

For additional details and complete drill hole results, refer to the Company's website at www.yamana.com.

Table 1: Select composite results received during 2016 from infill and delineation holes completed at Sucupira.

Hole	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)
NM-118	167.00	327.05	160.05	0.14	0.28
Incl	249.00	265.10	16.10	0.5	0.87
Incl	274.00	288.85	14.85	0.19	0.39
NM-119	62.00	79.00	17.00	0.13	0.19
Incl.	70.00	79.00	9.00	0.19	0.24
NM-119	221.92	231.00	9.08	0.05	0.14
NM-119	240.72	313.00	72.28	0.19	0.28
Incl.	303.00	312.00	9.00	0.71	0.60
NM-119	341.59	367.02	25.43	0.04	0.14
NM-124	175.0	230.00	55.00	0.15	0.24
Incl	194.00	206.00	12.00	0.33	0.49
NM-124	259.00	377.00	118.00	0.25	0.31
Incl	317.8	330.00	12.2	0.43	0.56
Incl	354.91	360.09	5.18	0.57	0.47
Incl	366.46	377.00	10.54	0.73	0.53
NM-124	390.15	397.00	6.85	1.5	1.07
NM-127	220.00	338.00	118.00	0.27	0.36
Incl	296.00	323.00	27.00	0.63	0.59
NM-127	348.00	370.26	22.26	0.10	0.19
NM-128	189.00	277.52	88.52	0.46	0.53
Incl.	217.00	247.62	30.62	0.68	0.68
Incl.	254.00	261.21	7.21	0.68	0.77
Incl.	271.00	276.76	5.76	0.91	1.03
NM-128	296.38	311.74	15.36	0.46	0.47
Incl.	304.00	311.74	7.74	0.66	0.53
NM-128	326.28	350.16	23.88	0.15	0.23
Incl.	326.28	329.00	2.72	0.77	0.88
NM-130	200.00	229.8	29.80	0.22	0.41
Incl	215.32	221.20	5.88	0.75	0.67
NM-130	253.8	276.22	22.42	0.22	0.41
Incl	253.8	262.00	8.20	0.27	0.51

Page | 21

Hole	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)
NM-130	298.37	355.25	56.88	0.84	0.84
Incl	312.00	333.86	21.86	1.57	1.32
NM-130	367.00	377.22	10.22	0.41	0.26
NM-130	398.00	406.00	8.00	1.20	0.93
NM-132	171.03	228.83	57.8	0.09	0.29
Incl	191.00	228.00	37.00	0.11	0.34
NM-132	238.97	332.24	93.27	0.49	0.58
Incl	308.00	332.24	24.24	1.21	1.06
NM-132	339.82	344.93	5.11	0.76	0.72
NM-133	189.00	363.00	174.00	0.51	0.54
Incl.	288.2	293.71	5.51	0.66	1.07
Incl.	318.51	340.37	21.86	2.43	1.69
Incl.	352.00	355.81	3.81	0.98	0.63
NM-138	182.00	362.65	180.65	0.30	0.45
Incl	291.00	318.00	27.00	0.57	0.86
NM-138	379.89	382.00	2.11	1.05	0.99
NM-144	174.00	223.02	49.02	0.11	0.24
NM-144	258.00	264.00	6.00	0.12	0.19
NM-144	276.48	353.82	77.34	0.64	0.59
Incl.	308.00	314.00	6.00	1.27	0.95
Incl.	321.00	331.23	10.23	1.34	1.16
Incl.	347.87	353.82	5.95	1.38	1.09
NM-146	129.40	278.68	149.28	0.22	0.29
Incl.	240.00	278.00	38.00	0.55	0.63
NM-146	304.00	324.60	20.60	0.06	0.14
NM-150	158.00	266.00	108.00	0.27	0.41
Incl.	210.37	221.80	11.43	0.73	0.67
Incl.	231.00	244.29	13.29	0.41	0.69
NM-152	109.00	166.54	57.54	0.17	0.24
NM-152	182.00	234.82	52.82	0.23	0.44
Incl.	182.00	206.00	24.00	0.38	0.65
NM-158	166.00	233.15	67.15	0.31	0.40
Incl.	188.70	200.00	11.30	0.79	0.60
Incl.	216.18	226.83	10.65	0.40	0.77
NM-158	221.00	234.00	13.00	0.07	0.18
NM-162	182.79	314.74	131.95	0.31	0.40
Page | 22

Hole	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)
Incl	284.00	314.74	30.74	0.70	0.53
NM-183	215.00	262.65	47.65	0.23	0.31
Incl.	255.14	261.78	6.64	0.61	0.51
NM-183	268.29	272.03	3.74	0.6	0.51
NM-183	281.64	293.35	11.71	0.51	0.43
Incl.	284.84	291.00	6.16	0.77	0.62
NM-184	182.00	293.22	111.22	0.26	0.42
Incl.	266.74	273.00	6.26	0.60	0.86
Incl.	279.48	293.22	13.74	0.98	1.05
NM-184	301.00	325.66	24.66	0.39	0.35
Incl.	304.00	312.72	8.72	0.86	0.64
NM-185	218.37	262.43	44.06	0.22	0.29
Incl.	250.00	257.05	7.05	0.63	0.60
NM-185	272.95	293.45	20.50	1.44	0.79
Incl.	281.00	290.00	9.00	1.93	0.99

Table 2: Select list of composite assay results received during 2016 targeting mineral extensions of the main Chapada ore body beneath the current designed ultimate pit.

Hole	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)
NM_118	98.54	104.00	5.46	0.67	0.43
NM_118	110.00	116.90	6.90	0.28	0.20
NM_159	41.83	95.00	53.17	0.16	0.21
Incl.	54.00	58.00	4.00	0.26	0.31
Incl.	67.00	85.12	18.12	0.25	0.25
NM_173	46.00	88.00	42.00	0.17	0.18
Incl.	46.00	63.00	17.00	0.21	0.23
NM-173	102.00	141.00	39.00	0.08	0.15
NM_177	31.00	77.00	46.00	0.11	0.16
Incl.	70.89	77.00	6.11	0.23	0.26
NM_183	47.00	84.62	37.62	0.20	0.24
Incl.	55.00	61.55	6.55	0.33	0.38
NM-181	104.00	124.69	20.69	0.08	0.16
Incl.	104.00	114.00	10.00	0.10	0.19
NM-184	53.00	116.00	63.00	0.19	0.20
Incl.	53.00	58.00	5.00	0.27	0.34
Incl.	98.00	103.83	5.83	0.56	0.42

Page | 23

Table 3: Select results returned from exploration holes testing the Formiga deposit during 2016.

Hole	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)
FOR-03	13.00	16.00	3.00	0.02	0.28
Incl.	14.00	15.00	1.00	0.02	0.60
FOR-03	22.27	29.30	7.03	0.07	0.64
Incl.	22.97	27.31	4.34	0.08	0.91
FOR-03	36.49	38.71	2.22	0.10	3.68
Incl.	37.55	38.71	1.16	0.16	6.72
FOR-03	47.67	49.21	1.54	0.12	5.18
FOR-03	59.98	62.31	2.33	0.08	0.70
Incl.	59.98	60.48	0.50	0.13	0.91
Incl.	61.78	62.31	0.53	0.05	0.61
FOR-05	40.30	42.90	2.60	0.22	6.58
Incl.	40.82	41.45	0.63	0.14	17.10
Incl.	42.20	42.90	0.70	0.57	7.66
FOR-05	44.30	45.27	0.97	0.10	1.00
Incl.	44.30	44.84	0.54	0.06	1.55
FOR-05	53.58	54.10	0.52	0.18	0.87
FOR-07	46.63	47.30	0.67	0.16	0.89
FOR-07	95.73	96.76	1.03	-	2.13
FOR-08	90.80	122.84	32.04	0.13	1.41
Incl.	90.80	94.00	3.20	0.18	2.10
Incl.	98.75	102.62	3.87	0.55	5.51
Incl.	109.12	110.45	1.33	0.37	3.65
Incl.	114.08	122.84	8.76	0.09	1.14
FOR-11	106.95	117.00	10.05	-	0.17
Incl.	106.95	107.43	0.48	-	1.38
FOR-12	27.00	62.00	35.00	0.28	0.23
Incl.	39.17	41.09	1.92	2.52	1.12
FOR-13	138.00	139.00	1.00	-	1.13
FOR-13	143.52	144.02	0.50	0.18	8.90
FOR-13	148.09	167.78	19.69	0.13	1.49
Incl.	148.09	153.12	5.03	0.24	3.39
Incl.	156.41	162.04	5.63	0.14	1.24
Incl.	166.63	167.22	0.59	0.50	2.60
FOR-14	103.00	107.00	4.00	0.10	0.29

Page | 24

Table 4: Select, top ten drill hole results by target/mine area from drilling at Jacobina received during 2016.

Mine	Hole	From (m)	To (m)	Length (m)	Au (g/t)	Reef
João Belo	JBA 1977	70.00	74.00	4.00	7.28	LMPC
	JBA1984	84.00	95.50	11.50	5.47	LMPC
	Incl.	88.50	90.00	1.50	11.25
	JBA1984	74.00	78.50	4.50	3.19	LMPC
	JBA2006	20.50	26.00	5.50	5.51	LMPC
	Incl.	20.50	22.00	1.50	10.24
	Incl.	25.21	26.00	0.79	11.81
	JBA2020	100.50	104.50	4.00	2.55	LMPC
	JBA2023	46.00	50.00	4.00	2.64	LMPC
	JBA2028	64.50	74.50	10.00	3.03	LMPC
	JBA2031	37.00	39.09	2.09	5.32	MPC
	JBA2038	75.50	78.50	3.00	3.43	LMPC
	JBA2044	105.00	111.00	6.00	2.83	LMPC
	JBA2048	81.50	85.50	4.00	4.43	MPC

Mine	Hole	From (m)	To (m)	Length (m)	Au (g/t)	Reef
Morro do Vento	MVT1322	119.34	122.31	2.97	6.89	Main Reef
	MVT1332	138.94	142.50	3.56	6.71	Main Reef
	Incl.	138.94	139.56	0.62	21.11
	MVT1370	55.50	60.00	4.50	2.55	Main Reef
	Incl.	55.50	55.95	0.45	6.87
	MVT1378	73.50	75.50	2.00	5.43	Main Reef
	MVT1390	132.50	140.70	8.20	4.09	Basal
	Incl.	136.50	140.70	4.20	5.82
	MVT1401	41.50	47.98	6.48	3.41	Main Reef
	Incl.	42.00	44.00	2.00	6.71
	MVT1427	62.50	68.08	5.58	3.78	Main Reef
	Incl.	62.50	64.00	1.50	9.00
	MVT1433	123.43	126.2	2.77	5.34	Main Reef
	Incl.	123.43	123.91	0.48	23.57
	MVT1440	72.70	81.84	9.14	3.18	Main Reef
	Incl.	79.60	81.84	2.24	7.62
	MVT1463	110.34	112.72	2.38	17.59	Main Reef
	Incl.	111.50	111.96	0.46	68.52

Page | 25

Mine	Hole	From (m)	To (m)	Length (m)	Au (g/t)	Reef
Morro do Cuscuz	MCZ338	70.00	79.00	9.00	8.73	FW
		87.50	90.00	2.50	6.45	BASAL
	MCZ342	19.00	22.67	3.67	4.16	Main Reef
		138.50	146.00	7.50	6.44	BASAL
	MCZ357	29.50	37.50	8.00	7.58	Main Reef
	Incl.	29.50	33.50	4.00	11.23
	MCZ359	108.00	110.50	2.50	4.42	Main Reef
	MCZ363	85.00	87.50	2.50	3.49	Main Reef
		129.47	132.00	2.53	2.64	Basal
	MCZ364	127.50	136.00	8.50	3.70	Basal
		128.67	130.50	1.83	5.98
		133.50	136.00	2.50	3.45
	MCZ366	143.04	148.80	5.76	5.38	Basal
	Incl.	146.00	147.15	1.15	14.19
	MCZ373	136.00	142.00	6.00	3.56	Basal
		144.50	147.50	3.00	8.47
		150.57	153.50	2.93	5.13
	MCZ374	148.00	171.00	23.00	2.93	Basal
	Incl.	161.24	163.38	2.14	10.17
	MCZ374	175.00	181.81	6.18	3.52
	MCZ376	197.36	204.00	6.64	2.78	Basal
		211.50	216.00	4.50	3.75

Page | 26

Mine	Hole	From (m)	To (m)	Length (m)	Au (g/t)	Reef
Canavieiras Sul	CAS77	101.50	105.00	3.50	28.86	MSPC
		101.50	103.00	1.50	64.25
	CAS85	133.50	138.45	4.95	7.01	MU
	Incl.	134.66	136.1	1.44	14.37
	CAS86	47.00	50.00	3.00	16.76	LVLPC
		48.00	48.64	0.64	72.98
	CAS113	161.38	169.12	7.74	9.01	LU
	Incl.	164.00	166.18	2.18	17.6
	CAS114	181.50	188.00	6.50	7.30	LU
	Incl.	183.00	186.50	3.50	10.02
	CAS119	95.50	99.50	4.00	10.1	MSPC
		150.50	161.50	11.00	13.7	MU
	CAS 138	6.50	8.0	1.50	13.13	LVLPC
	Incl.	6.50	7.00	0.50	34.38
	CAS167	148.44	154.5	6.06	15.37	LU
	Incl.	148.44	151.00	2.56	21.64
	CAS169	35.76	44.00	8.24	10.09	MSPC
	Incl.	40.50	42.00	1.50	31.52
	CAS208	112.90	123.03	10.13	11.24	LU
	Incl.	117.00	119.50	2.50	24.90

Mine	Hole	From (m)	To (m)	Length (m)	Au (g/t)	Reef
Canavieiras Norte	CAN821	64.00	67.50	3.50	8.88	Holandes
	Incl.	64.00	65.00	1.00	25.25
	CAN827	196.00	200.00	4.00	5.67	LVLPC
		203.25	210.39	7.14	3.67
		212.00	219.00	7.00	1.82
	CAN834	11.00	21.50	10.50	5.29	LU
	Incl.	14.00	15.50	1.50	10.85
	CAN834	24.25	25.25	1.00	172.00
	CAN847	49.84	52.04	2.20	11.82	QTO
	Incl.	51.04	51.50	0.46	47.90
	CAN847	212.00	217.05	5.05	14.76	LVLPC
	Incl.	214.00	215.50	1.50	31.37
	CAN852	196.50	202.50	6.00	6.47	LVLPC
	CAN854	156.00	164.71	8.71	3.41	LVLPC
	CAN857	203.00	211.00	8.00	12.75	LU
	Incl.	205.70	207.53	1.83	42.05
	CAN858	197.00	207.96	10.96	5.40	LU
	Incl.	200.65	202.5	1.85	20.9
	CAN866	45.28	51.50	6.22	5.24	MU
	Incl.	47.45	48.50	1.05	17.38
	CAN870	80.05	84.00	3.95	15.78	LU

Page | 27

Table 5: Significant assay results from exploration drilling at Potenciales.

Hole Id	Target	From (m)	To (m)	Length (m)	Au (g/t)
16QDR-896	Potenciales	54.00	60.00	6.00	0.75
16QDR-896	Potenciales	68.00	86.00	18.00	0.78
16QDR-896	Potenciales	108.00	116.00	8.00	0.54
16QDR-896	Potenciales	122.00	126.00	4.00	1.39
16QDR-897	Potenciales	8.00	22.00	14.00	0.54
16QDR-897	Potenciales	26.00	28.00	2.00	0.83
16QDR-897	Potenciales	140.00	150.00	10.00	0.93
16QDR-897	Potenciales	168.00	172.00	4.00	0.74
16QDR-902	Potenciales	130.00	134.00	4.00	0.66
16QDR-904	Potenciales	10.00	14.00	4.00	4.53
16QDR-905	Potenciales	8.00	18.00	10.00	2.75
16QDR-906	Potenciales	20.00	22.00	2.00	1.27
16QDR-906	Potenciales	154.00	160.00	6.00	0.79
16QDR-909	Potenciales	192.00	196.00	4.00	0.76
16QDR-912	Potenciales	212.00	220.00	8.00	0.86
16QDR-912	Potenciales	234.00	238.00	4.00	0.51
16QDR-916	Potenciales	74.00	76.00	2.00	1.32
16QDR-916	Potenciales	194.00	198.00	4.00	0.79
16QDR-931	Potenciales	4.00	44.00	40.00	1.00
16QDR-931 Incl.	Potenciales	12.00	22.00	10.00	1.07
16QDR-931	Potenciales	194.00	196.00	2.00	0.82
16QDR-931	Potenciales	222.00	228.00	6.00	0.50
16QDR-934	Potenciales	2.00	30.00	28.00	1.58
16QDR-934	Potenciales	108.00	110.00	2.00	1.12
16QDR-932	Potenciales	2.00	46.00	44.00	1.05
16QDR-932 Incl.	Potenciales	2.00	26.00	24.00	1.63
16QDR-932	Potenciales	188.00	196.00	8.00	0.64
16QDR-932	Potenciales	216.00	220.00	4.00	0.82
16QDR-932	Potenciales	236.00	240.00	4.00	3.51
16QDR-941	Potenciales	26.00	36.00	10.00	0.94
16QDR-939	Potenciales	240.00	258.00	18.00	1.07

Page | 28

Table 6: Significant assay results from exploration drilling at Cerro Condor.

Hole Id	Target	From (m)	To (m)	Length (m)	Au (g/t)
16QDR-900	Cerro Condor	4.00	20.00	16.00	1.29
16QDR-900	Cerro Condor	214.00	216.00	2.00	1.28
16QDR-901	Cerro Condor	8.00	10.00	2.00	1.65
16QDR-901	Cerro Condor	52.00	56.00	4.00	2.46
16QDR-901	Cerro Condor	160.00	162.00	2.00	0.49
16QDR-901	Cerro Condor	170.00	174.00	4.00	0.36
16QDR-908	Cerro Condor	156.00	162.00	6.00	1.60
16QDR-911	Cerro Condor	70.00	72.00	2.00	2.47
16QDR-913	Cerro Condor	242.00	250.00	8.00	0.95
16QDR-914	Cerro Condor	40.00	42.00	2.00	1.95
16QDR-936	Cerro Condor	32.00	38.00	6.00	3.42

Page | 29

Table 7: Significant assay results from Las Vacas.

Hole Id	Target	From (m)	To (m)	Length (m)	Au (g/t)
16LVR-040	Las Vacas	138.00	146.00	8.00	0.66
16LVR-040	Las Vacas	184.00	192.00	8.00	0.65
16LVR-042	Las Vacas	204.00	206.00	2.00	2.63
16LVR-043	Las Vacas	166.00	168.00	2.00	1.26
16LVR-044	Las Vacas	46.00	48.00	2.00	0.88
16LVR-044	Las Vacas	58.00	60.00	2.00	0.92
16LVR-045	Las Vacas	36.00	46.00	10.00	0.51
16LVR-045	Las Vacas	80.00	82.00	2.00	1.00
16LVR-045	Las Vacas	148.00	154.00	6.00	0.92
16LVR-046	Las Vacas	100.00	110.00	10.00	0.87
16LVR-046	Las Vacas	70.00	100.00	30.00	0.25
16LVR-046	Las Vacas	202.00	214.00	12.00	0.28
16LVR-047	Las Vacas	24.00	30.00	6.00	2.16
16LVR-048	Las Vacas	214.00	220.00	6.00	1.46
16LVR-050	Las Vacas	30.00	32.00	2.00	24.60
16LVR-051	Las Vacas	214.00	218.00	4.00	0.40
16LVR-051	Las Vacas	300.00	326.00	26.00	0.29
16LVR-052	Las Vacas	24.00	28.00	4.00	0.47
16LVR-052	Las Vacas	34.00	44.00	10.00	2.01
16LVR-052	Las Vacas	90.00	102.00	12.00	0.33
16LVR-052	Las Vacas	130.00	134.00	4.00	0.42
16LVR-052	Las Vacas	170.00	172.00	2.00	0.94
16LVR-054	Las Vacas	54.00	66.00	12.00	0.43
16LVR-056	Las Vacas	70.00	88.00	18.00	0.69
16LVR-059	Las Vacas	264.00	270.00	6.00	0.70
16LVR-053	Las Vacas	54.00	56.00	2.00	0.96
16LVR-053	Las Vacas	74.00	112.00	38.00	0.86

Page | 30

Table 8: Select results from the Lissette deposit extension work during 2016.

Lissette
Hole Id	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn (%)
ALH1805	0.00	1.00	1.00	2.70	1.0	0.50
ALH1805	66.88	67.74	0.86	3.50	3.0	0.45
ALH1805	68.6	71.75	3.15	9.20	5.0	0.75
ALH1808	1.06	1.42	0.36	2.20	4.0	1.80
ALH1808	58.43	61.2.0	2.77	17.50	23.0	1.60
ALH1812	0.96	1.46	0.50	7.00	14.0	5.40
ALH1812	46.2.0	48.12	1.92	6.80	16.0	2.30
ALH1812	63.26	63.57	0.31	2.90	2.0	0.38
ALH1812	67.32	68.29	0.97	3.10	4.0	1.30
ALH1812	71.77	72.25	0.48	5.30	6.0	1.17
ALH1812	74.25	74.90	0.65	6.30	4.0	0.70
ALH1812	110.50	110.91	0.41	3.50	2.0	0.90
ALH1815	0.00	0.77	0.77	14.70	31.0	10.15
ALH1815	25.20	25.64	0.44	2.30	2.0	1.10
ALH1819	32.09	32.41	0.32	2.50	4.0	5.00
ALH1819	33.79	34.35	0.56	3.10	1.0	0.57
ALH1819	79.20	79.99	0.79	3.20	2.0	0.51
ALH1819	83.94	90.94	7.00	4.90	5.0	1.30
ALH1819	92.94	93.94	1.00	2.60	6.0	2.78
ALH1822	11.59	11.84	0.25	6.50	10.0	9.19
ALH1822	14.60	14.95	0.35	2.70	1.0	0.60
ALH1822	42.11	52.07	9.96	7.60	6.0	3.50
ALH1822	67.27	68.27	1.00	4.00	3.0	1.60

Table 9: Select results from the Lorena target received in 2016.

LORENA INTERCEPTS
HoleId	FROM (m)	TO (m)	LENGTH (m)	Au (g/t)	Ag (g/t)	Zn (%)
ALH1768	215.40	218.38	2.98	4.30	9.0	3.61
ALH1771	241.60	242.37	0.77	4.60	75.0	5.98
	246.79	249.8	3.01	1.10	69.0	0.38
	260.68	263.65	2.97	1.10	5.0	0.52
	285.65	286.68	1.03	1.85	4.0	2.19
	289.64	291.14	1.50	1.10	4.0	3.29
	293.85	295.14	1.29	4.00	8.0	3.98
	314.21	317.85	3.64	8.70	50.0	1.14
	445.75	447.85	2.10	3.60	4.0	0.44
ALH1789	246.34	246.69	0.35	1.42	7.0	0.13
	261.62	262.02	0.40	0.91	3.0	4.46
	267.50	268.07	0.57	3.45	70.0	5.78

Page | 31

Table 10: Select Tribuna Este and Tribuna Central assays received during the 2016 drill program.

TRIBUNA ESTE INTERCEPTS
HoleId	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn (%)
ALH1766	284.45	285.45	1.00	2.90	1.0	0.00
ALH1766	335.42	335.67	0.25	2.90	1.0	0.10
ALH1764	164.54	166.00	1.46	3.30	19.0	3.20
TRIBUNA CENTRAL INTERCEPTS
HoleId	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Zn (%)
ALH1769	410.30	411.15	0.85	13.80	18.0	0.10
ALH1769	418.40	418.90	0.50	3.83	2.0	0.10
ALH1782	465.00	465.60	0.6	3.97	2.0	0.10
ALH1800	145.89	148.89	3.00	2.70	0.7	0.00
ALH1800	149.89	150.88	0.99	11.50	2.1	0.10
ALH1800	159.91	161.91	2.00	10.50	1.3	0.10
ALH1800	180.10	181.40	1.30	2.10	1.3	0.10
ALH1800	182.13	182.95	0.82	2.10	0.5	0.10
ALH1800	182.95	183.37	0.42	3.00	1.0	0.10
ALH1800	186.00	188.23	2.23	2.80	10.0	0.40
ALH1800	190.68	191.95	1.27	2.00	103.0	5.60
ALH1800	193.02	193.71	0.69	3.40	73.0	6.10
ALH1800	195.80	196.40	0.60	2.10	2.0	0.50
ALH1811	40.52	41.28	0.76	17.10	21.5	5.00
ALH1811	41.28	42.04	0.76	8.92	20.7	6.00
ALH1811	42.04	42.80	0.76	3.14	7.4	0.90
ALH1824	25.20	25.60	0.40	0.26	1.0	0.50
ALH1824	25.60	26.60	1.00	0.20	4.0	0.20
ALH1824	54.51	54.77	0.26	2.07	8.0	0.30
ALH1824	171.00	171.42	0.42	1.63	1.0	0.10
ALH1824	171.42	171.70	0.28	0.68	11.0	0.20

Page | 32

Table 11: Lists significant drill intercepts recorded from the 2015/16 winter drill program at Monument Bay.

Hole	From (m)	To (m)	Length (m)	Au (g/t) uncut	Au (g/t) cut
TL-16-571	65.00	66.30	1.30	14.35	14.35
TL-16-573	41.80	57.70	15.90	3.68	3.68
incl	46.00	50.00	4.00	6.18	6.18
TL16-575	153.00	156.00	3.00	5.54	5.54
	171.25	174.00	2.80	163.90	20.41
incl	171.25	171.90	0.65	691.10	73.00
	261.10	261.60	0.50	634.50	73.00
TL16-577	168.25	169.25	1.00	5.72	5.72
	173.75	174.60	0.85	7.38	7.38
TL16-578	131.80	138.10	6.30	6.30	6.30
	173.40	175.85	2.50	6.04	6.04
TL-16-579	240.45	244.00	3.60	4.57	4.57
TL-16-580	67.20	76.90	9.70	8.26	8.26
incl	69.20	71.60	2.40	12.71	12.71
incl	75.85	76.40	0.55	18.81	18.81
TL-16-581	178.30	184.30	6.00	16.29	16.29
TL-16-582	282.10	283.40	1.30	7.39	7.39
TL-16-583	193.90	198.10	4.20	4.99	4.99
	207.10	212.45	5.30	3.45	3.45
incl	212.00	212.45	0.45	15.42	15.42
	271.95	274.10	2.20	16.71	16.71
TL-16-584	235.64	241.00	5.40	3.29	3.29
	251.00	263.18	12.18	3.89	3.89
incl	256.00	258.70	2.70	6.58	6.58
	281.47	286.80	5.30	4.45	4.45
TL-16-585	145.30	148.70	3.40	7.49	7.49
incl	147.25	148.70	1.40	13.08	13.08
TL-16-586	33.10	36.00	2.90	16.05	16.05
incl	34.50	36.00	1.50	28.38	28.38
TL-16-590	53.10	61.75	8.70	7.58	7.58
incl	53.10	57.60	4.50	11.97	11.97

Page | 33

Qualified Persons

William Wulftange, P.Geo., Senior Vice President, Exploration for Yamana Gold Inc.  has reviewed and confirmed the scientific and technical information related to the Chapada, Gualcamayo, Jacobina, and Minera Florida properties contained within this news release and serves as the Qualified Person as defined in National Instrument 43-101.   He has also reviewed and verified that the technical information related to these properties contained in this news release is accurate.

Mark Hawksworth, P.Geo., Senior Director, Exploration, North America for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information related to the Monument Bay property contained within this news release and serves as the Qualified Person as defined in National Instrument 43-101.   He has also reviewed and verified that the technical information related to the property contained in this news release is accurate.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

Page | 34

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company’s strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.   These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso and the Mexican peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parametres as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.   Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.   There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements.  The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by National Instrument 43-101.   However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.   Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.   “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.   Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations.   In contrast, the Commission only permits U.S.  companies to report mineralization that does not constitute “Mineral Reserves” by Commission standards as in place tonnage and grade without reference to unit measures.   Accordingly, information contained in this news release may not be comparable to similar information made public by U.S.  companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Page | 35